Exhibit 99.12

IsoEnergy and Purepoint Announce 2025 Plans for Joint Venture

Toronto, Ontario – January 23, 2025 – IsoEnergy Ltd. (TSX: ISO) (OTCQX: ISENF) (“IsoEnergy”) and Purepoint Uranium Group Inc. (TSXV: PTU) (OTCQB: PTUUF) (“Purepoint”) are pleased to announce the commencement of their 2025 exploration program, supported by a $5,000,000 budget for the newly formed 50/50 joint venture (“Joint Venture”). The Joint Venture spans over 98,000 hectares and consolidates 10 high-valued uranium projects into three distinctive areas in Saskatchewan’s eastern Athabasca Basin: the Dorado Project, the Aurora Project and the Celeste Block (Figure 1).

Dorado Project: Unlocking the Potential of the Larocque Trend

•	Positioned along the renowned Larocque conductive corridor (the “Larocque Trend”), home to IsoEnergy’s Hurricane Deposit, the Dorado Project consolidates Turnor Lake, Geiger, Edge and most of Full Moon into a single high-priority exploration initiative (Figure 2).

•	Exploration will focus on the high-priority target zones defined by graphitic conductors that wrap around a central granitic dome. A unified approach will integrate and re-evaluate all historical geophysical work and drill hole geology across the properties.

•	The Larocque Trend extends across the Turnor Lake property to the northern boundary of Full Moon, located 14 kilometers east of the Hurricane Deposit. Drilling has revealed a shallow vertical depth to the unconformity, ranging from just 27 to 133 metres and several highly prospective yet untested zones remain. Additionally at Geiger, historical drilling intersected high-grade basement-hosted uranium mineralization, including 2.74% U₃O₈ over 1.2 metres in drill hole HL-50 along the H11 South conductor (See press release dated January 25, 2018). Geiger is characterized by 20 kilometers of graphitic conductors, with significant untested gaps of up to 1,000 metres, presenting exceptional exploration potential.

•	Approximately 5,400 metres in 18 drill holes are planned for 2025.

Aurora Project: Shallow Uranium Targets Along the Athabasca Basin’s Edge

•	The remaining claims east of Dorado now make up the Aurora Project, including, part of Full Moon, Red Willow, and Collins Bay Extension, presenting significant near-surface uranium potential in proximity to McClean Lake mine, and Rabbit Lake mine and mill.

•	An airborne geophysical survey is planned for 2025.

Celeste Block: Preparing Southern Targets for Exploration

•	Incorporates Thorburn, North Thorburn, Madison and 2Z properties, which cover portions of conductor trends east of the Cigar Lake Mine and southwest of the Rabbit Lake and McClean Lake mines (Figure 1). Target depth is relatively shallow as sandstone thickness ranges between 60 metres at Madison in the east to 350 metres at Thorburn in the west.

•	Near-term efforts will focus on drill testing recent geophysical results at Madison where sandstone cover is thin, and limited historical drilling has been completed, with just one hole drilled since 1989.

•	Approximately 800 metres in 4 drill holes are planned for 2025.

“The 2025 Joint Venture program underscores our focus on advancing Dorado within the Larocque Trend, an area of exceptional potential,” said Chris Frostad, President and CEO of Purepoint. “While Dorado is the centerpiece of this coming year’s efforts, we are also performing critical work on the Aurora and Celeste Block projects to ensure these promising targets remain ready for future exploration. Purepoint is excited to execute on the program as the operator, with IsoEnergy's oversight providing valuable guidance and expertise.”

Figure 1: IsoEnergy and Purepoint Uranium Joint Venture including, Dorado Project, Aurora Project and Celeste Block

*  See Qualified Person Statement below.

Figure 2: Location of the Larocque Trend which hosts the high-grade Hurricane deposit and high-grade uranium occurrences on the newly formed Dorado Project, the primary focus of 2025.

IsoEnergy Ltd.
Purepoint Uranium Group Inc.
Y.T.
N.W.T.
Nvt.
Que.
500
Kilometers
AK
B.C.
Alta.
Sask.
Man.
Ont.
CAN
U.S.
WA
MT
ND
MN
OR
ID
WY
SD
WI
Showings
Conductor
Road
Larocque Trend
Dorado Project
Conductive Corridor
IsoEnergy Ltd.
Hurricane Deposit
48.61 MM lbs U_3O_8 @ 34.5%
*indicated resource
RL13-16 - Denison
1.52% U_3O_8 over 0.15 m
Larocque Lake - Cameco
29.9% U_3O_8 over 7.0 m
Dorado Project
HL-48
0.18% U_3O_8 over 0.6 m
Alligator Showing - Orano
3.8% U_3O_8 over 10.5 m
HL-76
0.65% U_3O_8 over 0.1 m
Murphy Lake
0.25% U_3O_8 over 6.0 m
HL-89
0.17% U_3O_8 over 0.2 m
HL-50
2.74% U_3O_8 over 1.2 m
0 5 10
Kilometers
Esri, NASA, NGA, USGS
NAD 83 UTM Zone 13N

*  See Qualified Person Statement below.

Qualified Person Statement

The scientific and technical information contained in this news release relating to IsoEnergy was reviewed and approved by Dr. Dan Brisbin, P.Geo., IsoEnergy’s Vice President, Exploration, who is a “Qualified Person” (as defined in NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)).

For additional information with respect to the current mineral resource estimate for IsoEnergy’s Hurricane Deposit, please refer to the Technical Report prepared in accordance with NI 43-101 entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” dated August 4, 2022, available under IsoEnergy’s profile at www.sedarplus.ca.

This news release refers to properties other than those in which IsoEnergy and Purepoint have an interest. Mineralization on those other properties is not necessarily indicative of mineralization on the Joint Venture properties.

About IsoEnergy Ltd.

IsoEnergy (TSX: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

About Purepoint Uranium Group Inc.

Purepoint Uranium Group Inc. (TSXV: PTU) (OTCQB: PTUUF) is a focused explorer with a dynamic portfolio of advanced projects within the renowned Athabasca Basin in Canada. The most prospective projects are actively operated on behalf of partnerships with industry leaders including Cameco Corporation, Orano Canada Inc. and IsoEnergy Ltd.

Additionally, the Company holds a promising VHMS project currently optioned to and strategically positioned adjacent to and on trend with Foran Corporation’s McIlvena Bay project. Through a robust and proactive exploration strategy, Purepoint is solidifying its position as a leading explorer in one of the globe’s most significant uranium districts.

For further information, please contact:

IsoEnergy Ltd.

Philip Williams, CEO and Director

(833) 572-2333

info@isoenergy.ca

www.isoenergy.ca

Purepoint Uranium Group Inc.

Chris Frostad, President and CEO

(416) 603-8368

cfrostad@purepoint.ca

www.purepoint.ca

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this Press release.

Disclosure regarding forward-looking statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. This forward-looking information may relate to planned exploration activities for 2025, including the timing thereof and the anticipated results thereof; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, that planned exploration activities are completed as anticipated; the anticipated costs of planned exploration activities, the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Joint Venture’s planned activities will be available on reasonable terms and in a timely manner. Although each of IsoEnergy and Purepoint have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy and Purepoint with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy and Purepoint, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include but are not limited to the following: the inability of the Joint Venture to complete the exploration activities as currently contemplated; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and other jurisdictions where the applicable party conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in each of IsoEnergy’s and Purepoint’s most recent annual management’s discussion and analyses or annual information forms and IsoEnergy’s and Purepoint’s other filings with the Canadian securities regulators which are available, respectively, on each company’s profile on SEDAR+ at www.sedarplus.ca. IsoEnergy and Purepoint do not undertake to update any forward-looking information, except in accordance with applicable securities laws.